Exhibit 3.303

AMENDED AND RESTATED OPERATING AGREEMENT

OF

CAESARS ENTERTAINMENT DEVELOPMENT, LLC

a Nevada Limited Liability Company

As of June 9, 2008

This AMENDED AND RESTATED OPERATING AGREEMENT (as amended from time to time, this “Agreement”) of Caesars Entertainment Development, LLC (the “Company”) is made by Harrah’s Operating Company, Inc. (the “Member”) effective as of June 9, 2008.

WHEREAS, the Company was formed under the name PPE Development, LLC on July 18, 2003 by Park Place Entertainment Corporation, a Delaware corporation, pursuant to Chapter 86 of the Nevada Revised Statutes, as amended from time to time, by the filing of Articles of Organization of the Company with the office of the Secretary of the State of Nevada and the entering of an Operating Agreement; and

WHEREAS, as a result of the merger of Caesars Entertainment, Inc. (formerly known as Park Place Entertainment Corporation) into Harrah’s Operating Company, Inc. on June 13, 2005, Harrah’s Operating Company, Inc. became the sole owner of all membership interests of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member desires to amend and restate the Agreement as follows:

1. Formation of Limited Liability Company. The Company was formed on July 18, 2003 pursuant to Chapter 86 of the Nevada Revised Statutes, as amended from time to time (the “Act”), by the filing of Articles of Organization of the Company with the office of the Secretary of the State of Nevada. Pursuant to the filing of an Amendment to Articles of Organization on March 2, 2004, the name of the Company was changed to Caesars Entertainment Development, LLC. The rights and obligations of the Member and the administration of the Company shall be governed by this Agreement and the Act. To the extent this Agreement is inconsistent in any respect with the Act, this Agreement shall control.

2. Member. Harrah’s Operating Company, Inc. is the sole member of the Company. The principal office address of the Member is One Caesars Palace Drive, Las Vegas, Nevada 89109.

3. Purpose. The Company may engage in any and all businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company is Caesars Entertainment Development, LLC.

5. Registered Office; Other Places of Business. The registered office of the Company in the State of Nevada is 502 East John Street, Carson City, NV 89706. The Company may have such other offices as the Member may designate from time to time.

6. Resident Agent. The agent for service of process in Nevada as of the effective date of this Agreement is CSC Services of Nevada, Inc.

7. Term of Company. The Company commenced on the date the Articles of Organization were properly filed with the Secretary of State of the State of Nevada and shall exist in perpetuity or until its business and affairs are earlier wound up following proper dissolution.

8. Management of Company. All decisions relating to the business, affairs, and properties of the Company shall be made by the Member. The Member may appoint one or more managers and/or officers of the Company using any titles, and may delegate all or some decision-making duties and responsibilities to such persons. Any such managers and/or officers shall serve at the pleasure of the Member. To the extent delegated by the Member, managers and/or officers shall have the authority to act on behalf of, bind, and execute and deliver documents in the name and on behalf of the Company. In addition, unless otherwise determined the Member, any officer(s) so appointed shall have such authority and responsibility as is generally attributable to the holders of such officers in corporations incorporated under the laws of the state of Nevada. No delegation of authority hereunder shall cause the Member to cease to be a Member.

9. Other Activities. The Member, its agents, representatives and affiliates may engage or invest in, and devote their time to, any other business venture or activity of any nature and description (independently or with others), whether or not such other activity may be deemed or construed to be in competition with the Company. The Company shall not have any right by virtue of this Agreement or the relationship created hereby in or to such other venture or activity (or to the income or proceeds derived therefrom), and the pursuit thereof, even if competitive with the business of the Company, shall not be deemed wrongful or improper.

10. Standards of Conduct. Whenever the Member is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing, then the Member shall be entitled to consider only such interests and factors, including its own, as it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever. To the extent that the Member has, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company or other person bound by the terms of this Agreement, the Member acting in accordance with the Agreement shall not be liable to the Company or any such other person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of the Member otherwise existing at law or in equity, replace such other duties to the greatest extent permitted under applicable law.

11. Limited Liability. Except as otherwise required by any non-waivable provision of the Act or other applicable law, the Member shall not be personally liable in any manner whatsoever for any debt, liability, or other obligation of the Company, whether such debt, liability, or other obligation arises in contract, tort, or otherwise.

12. Indemnification. The Company shall indemnify and hold harmless the Member to the full extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements, and other amounts (collectively, “Costs”) arising from any and all claims, demands, actions, suits, or proceedings (civil, criminal, administrative, or investigative) (collectively, “Actions”) in which the Member may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company. In addition, to the extent permitted by law, the Member may cause the Company to indemnify and hold harmless any managers and/or officers from and against any and all Costs arising from any or all Actions arising in connection with the business of the Company or by virtue of such person’s capacity as an agent of the Company. Notwithstanding the foregoing, any and all indemnification obligations of the Company shall he satisfied only from the assets of the Company, and the Member shall have no liability or responsibility therefor.

13. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up pursuant to a written instrument executed by the Member. In such event, after satisfying creditors, all remaining assets shall be distributed to the Member.

14. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

15. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of Nevada without regard to other principles of conflicts of law.

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IN WITNESS WHEREOF, the Member hereto has duly executed this Agreement effective as of the above stated date.

MEMBER

Harrah’s Operating Company, Inc.

By:	/s/ Michael D. Cohen
Name:	Michael D. Cohen
Title:	Vice President, Associate General Counsel and Corporate Secretary

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